Exhibit (a)(5)(L)

CELGENE ANNOUNCES EXPIRATION OF CASH TENDER OFFER FOR SHARES OF JUNO THERAPEUTICS, INC.

SUMMIT, NJ – (March 5, 2018) – Celgene Corporation (NASDAQ:CELG) today announced that its tender offer to purchase any and all issued and outstanding shares of common stock of Juno Therapeutics, Inc. at a price of $87.00 per share, net to the seller in cash, without interest and less required withholding taxes, expired at 12:00 midnight ET, at the end of the day on Friday, March 2, 2018.

The depositary for the tender offer has advised that, as of the expiration of the tender offer, a total of approximately 90,730,558 shares were validly tendered and not withdrawn in the tender offer (including shares delivered through notices of guaranteed delivery), representing approximately 78% of Juno’s outstanding shares or approximately 88% of Juno's outstanding shares including the Juno shares already owned by Celgene. Celgene’s wholly-owned subsidiary will accept for payment all shares that were validly tendered and not withdrawn prior to expiration of the tender offer, and payment for such shares will be made promptly, in accordance with the terms of the tender offer.

Celgene expects the merger to close in the coming days, with Juno becoming a wholly owned subsidiary of Celgene. As a consequence of the merger, each outstanding Juno share not tendered and purchased in the offer (other than those as to which holders properly exercise dissenters’ rights and those owned at the commencement of the tender offer by Celgene or its direct and indirect subsidiaries) will be converted into the right to receive the same $87.00 per share, net to the holder in cash, without interest and less any required withholding taxes, that was offered in the tender offer. Following completion of the merger, Juno’s common stock will cease to be traded on the NASDAQ Global Select Market.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through next-generation solutions in protein homeostasis, immuno-oncology, epigenetics, immunology and neuro-inflammation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn, Facebook and YouTube.

Hyperlinks are provided as a convenience and for informational purposes only. Celgene bears no responsibility for the security or content of external websites.

Forward-Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," "outlook" and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. We undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in our Annual Report on Form 10-K and our other reports filed with the Securities and Exchange Commission.

Celgene contacts:

Investors:

908-673-9628

ir@celgene.com

Media:

908-673-2275

media@celgene.com